[LOGO] CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              For immediate release

         CAMPBELL RESOURCES ANNOUNCES ITS THIRD QUARTER RESULTS FOR 2005


MONTREAL, NOVEMBER 10, 2005 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF)

HIGHLIGHTS:


     O    OPERATIONS AT THE JOE MANN MINE GENERATE $1.4 MILLION IN CASH.

     O    DRILLING AT CORNER BAY RESULTS IN AN INTERCEPT GRADING 9.27% CU OVER
          16.1 M (CORE LENGTH).

Campbell Resources Inc. recorded a net loss of $645,000 or $0.01 per share, compared with a net loss of $1.3 million or $0.01 per share for the same period in 2004. For the nine first months of the year, the net loss is $3.2 million or $0.03 per share compared to $5.2 million or $0.05 per share in 2004. These results do not include operations at the Copper Rand project which are still being capitalized.

Net metal sales for the third quarter of 2005 were $4.5 million compared to $5.4 million for the same period in 2004. These revenues include the sale of 8,559 ounces of gold and 242,000 pounds of copper. The average price for gold in the third quarter of 2005 was $529 compared to $525 in 2004.

Net metal sales for the first nine months of 2005 were $15.7 million compared to $16.2 million for the same period last year. The average sale price for gold, per ounce, was $528 (US$431) for 2005 and $530 (US$401) for 2004.

Mining expenses for the third quarter 2005 were $3.1 million, compared to $5.0 million for the same period in 2004. The operating cost per ounce of gold in the third quarter of 2005 was US$284 compared to US$399 for 2004. Cost per ton of ore was $98 compared to $117 for the third quarter of 2004.

Mining expenses for the first nine months of 2005 were $12.4 million compared to $15.3 million for the corresponding period of 2004. Total cost per ounce was $489 (US$400) in 2005 compared with $530 (US$399) in 2004.

JOE MANN MINE

Production in the third quarter was 8,125 ounces of gold and 233,000 pounds of copper compared to 9,472 ounces of gold and 198,990 pounds of copper for the same period in 2004. Gold grade averaged 0.304 oz/t compared to 0.235 oz/t in 2004.

For the first nine months of 2005, production totalled 23,855 ounces of gold and 705,202 pounds of copper compared to 29,241 ounces of gold and 585,308 ounces of copper in 2004. Gold grade averaged 0.254 oz/t compared to 0.223 oz/t for the first nine months in 2004.

COPPER RAND MINE

Mine production in the third quarter was 42,216 tonnes of ore grading 2.26% Cu and 0.056 oz/t Au for a total metal production of 1,880,000 pounds of copper and 1,987 ounces of gold. Year-to-date production for the Copper Rand Mine is 3,650,000 pounds of copper and 3,944 ounces of gold. The concentrator operated on a 3.5-day per week schedule for the treatment of both the Copper Rand and Joe Mann ore.

In the third quarter, an additional investment of $36,000 was required for the development of this operation after having applied the net metal sales of $3.9 million in reduction of the capitalized cost.

EXPLORATION

In the third quarter, Campbell continued its exploration activities in the Chibougamau region mainly on the Corner Bay, Jaculet and Eastmain properties. A total of $556,416 was spent on exploration in the third quarter bringing the year-to-date total amount spent on exploration to $1,041,000.

Drillings focused on the at-depth extension of the Corner Bay deposit. Mineralization intercepted at depths of 800 to 1200 meters below the surface (ref: Sept. 22, 2005 press release) confirms the possibility of locating additional ore deposits at depth as well as on the western face of the regional dyke. Encouraged by these results, Campbell has accelerated its drilling program on the property by adding 2 drills for a total of 3 drills. It should be noted that resources currently published for Corner Bay were contained between the surface and a vertical depth of 600 meters (Ref: 2004 Annual Report: resources: measured and indicated: 829,600 tonnes grading 5.27% Cu; resources: inferred:
282,900 tonnes grading 5.41% Cu).

OUTLOOK

In June, the Company was granted an initial order under the Companies' Creditors Arrangement Act ("CCAA") with the most recent extension of this order into November 25, 2005. With the consent of the Monitor (Raymond Chabot Inc.) and the Court, the Company has determined the process of preparation and evaluation of creditors' claims leading up to the presentation to creditors of a plan of arrangement. Discussion leading up to the disposition of certain assets are sufficiently advanced to begin this process. Furthermore, the Company is about to receive the re-imbursement of mining rights credits for years 2003 and 2004. These credits are accounted on a cash basis.

Development of additional production stopes is required for Copper Rand to attain the level of production to begin commercial production. Current levels of production have necessitated the suspension of development activities until additional capital is secured to finance this activity. Ongoing discussions with a potential strategic partner are progressing.

The Joe Mann Mine has made significant improvements in operations in this 3rd quarter. As expected, tonnage was lower. The average grade of 0.304 oz/t Au improved substantially over preceding periods because of better control of dilution by mine personnel and resulted in a lower cost per ounce of US$284, compared to US$399 in the same quarter of 2004. Operations at the Joe Mann Mine will likely continue into the 2nd quarter of 2006.

Exploration results on the Corner Bay property have indicated the presence of additional ore deposits at depth and have resulted in a significant increase of the drilling activity for this quarter. The Corner Bay property has thus seen its value increase substantially and this trend should be continued with results from the current program.



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Certain information contained in this release contains "Forward-Looking
Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2003. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


                                     - 30 -


FOR MORE INFORMATION :



CAMPBELL RESOURCES INC.                                   Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer      Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                        John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                         Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                            Tel.: 514-939-3989
                                                          Fax: 514-939-3717
                                                          www.renmarkfinancial.com



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



CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)



                                                                          SEPTEMBER 30         December 31
                                                                                  2005                2004
                                                                          ------------         -----------
                                                                                     $                   $


ASSETS

Current assets
   Cash and cash equivalents                                                       547               1,191
   Restricted cash                                                                 350                 350
   Short-term investments                                                          103                 102
   Receivables                                                                   2,200               2,819
   Settlements receivable                                                        7,265               3,131
   Ore inventories                                                                 346                 592
   Supply inventories                                                            3,512               3,982
   Prepaids                                                                        208                 218
                                                                               -------             -------
                                                                                14,531              12,385

Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust           2,978               2,853
Notes receivable                                                                25,405              26,145
Restricted deposits and exchange agreement                                      49,654              49,447
Future income taxes                                                              1,761               1,901
Property, plant and equipment (Note 4)                                          79,988              79,379
Accrued benefit asset                                                            3,697               3,215
Deferred charges and other assets                                                1,934               2,431
                                                                               -------             -------
                                                                               179,948             177,756
                                                                               =======             =======


LIABILITIES

Current liabilities
   Short term loan                                                               6,137               2,686
   Accounts payable                                                             15,493              11,149
   Accrued liabilities                                                           2,413               3,670
   Current portion of long-term debt (Note 5)                                    5,527               2,694
                                                                               -------             -------
                                                                                29,570              20,199

Asset retirement obligations                                                     7,646               7,321
Long-term debt (Note 5)                                                         62,072              63,808
Future income taxes                                                              3,965               4,067
Deferred royalty                                                                24,917              27,776
                                                                               -------             -------
                                                                               128,170             123,171
                                                                               -------             -------


SHAREHOLDERS' EQUITY

   Capital stock (Note 6)                                                       69,959              69,610
   Warrants, stock options and conversion rights (Note 6)                        2,790               3,074
   Contributed surplus                                                           1,384               1,101
   Deficit                                                                    (22,356)            (19,200)
                                                                               -------             -------
                                                                                51,778              54,585
                                                                               -------             -------
                                                                               179,948             177,756
                                                                               =======             =======


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


CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)



                                                            THREE MONTHS ENDED       NINE MONTHS ENDED
                                                               SEPTEMBER 30             SEPTEMBER 30
                                                           2005          2004        2005          2004
                                                         -------        ------     -------        ------
                                                                                        $             $

GROSS METAL SALES                                          4,924         5,397      15,681        16,259
Royalties and treatment charges                              417           334       1,276         1,031
                                                         -------        ------     -------        ------
Net metal sales                                            4,507         5,063      14,405        15,228
                                                         =======        ======     =======        ======

Expenses
   Mining                                                  3,058         4,980      12,357        15,286
   Depreciation and amortization                           1,263         1,129       4,507         3,702
   General administration                                  1,032           528       2,550         1,935
   Care and maintenance                                       73           106         251           264
   Exploration                                               182            52         531           526
                                                         -------        ------     -------        ------
                                                           5,608         6,795      20,196        21,713
                                                         -------        ------     -------        ------

Loss before the following items                           (1,101)       (1,732)     (5,791)       (6,485)
                                                         -------        ------     -------        ------

Interest expense on long-term debt (Note 7)                 (244)          (35)       (727)         (245)
Interest income                                              404           445       1,295         1,283
Amortization of deferred charges                             (66)          (66)       (198)         (198)
                                                         -------        ------     -------        ------
Loss from operations                                      (1,007)       (1,388)     (5,421)       (5,645)
                                                         -------        ------     -------        ------

Other income (expense)
   Other income                                              379           136       2,345           545
                                                         -------        ------     -------        ------

Loss before taxes and non-controlling interest              (628)       (1,252)     (3,076)       (5,100)

Income and mining tax                                        (17)          (26)        (80)          (84)
                                                         -------        ------     -------        ------
                                                            (645)       (1,278)     (3,156)       (5,184)
Non-controlling interest                                       -            11           -            21
                                                         -------        ------     -------        ------

NET LOSS                                                    (645)       (1,267)     (3,156)       (5,163)
                                                         =======        ======     =======        ======

WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)          108,213        98,102     107,827        95,094
                                                         =======        ======     =======        ======

LOSS PER SHARE UNDILUTED AND DILUTED                       (0.01)        (0.01)      (0.03)        (0.05)
                                                         =======        ======     =======        ======


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